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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/01/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bank Puerto Rico Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 Ponce de Leon Avenue, Stop 23 2nd Floor
(No. and Street)

San Juan (City) Puerto Rico (State) 00908-0146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

111 North Orange Avenue (Address) Orlando (City) Florida (State) 32801 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Caroline Wisniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bank Puerto Rico Securities Corp., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carrie Wisniewski
Signature

Chief Compliance Officer
Title

Tiffany Messenger
Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Index
December 31, 2015

This report contains (check all applicable boxes):

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Changes in Subordinated Borrowings
(x)	(f)	Statement of Cash Flows
(x)	(g)	Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1 (Schedule I)
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (not applicable)
( )	(l)	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A Report Describing Any Material Inadequacies Found To Exist Or Found To Have Existed Since The Date of the previous audit (not applicable)
(x)	(o)	Report of Independent Registered Public Accounting Firm on Exemption Report.
( )	(p)	Schedule of Segregation Requirements and Funds in Segregation — Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5 (not applicable)

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

We have audited the accompanying statement of financial condition of FirstBank Puerto Rico Securities, Corp. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstBank Puerto Rico Securities, Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
February 29, 2016

Stamp No. E196923 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	3,198,794
Prepaid income tax		163,414
Deferred tax asset		161,325
Other assets		40,573
Total assets	$	3,564,106
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable to parent company	$	48,554
Accounts payable		81,124
Total liabilities		129,678
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		299,000
Retained earnings		3,134,428
Total stockholder's equity		3,434,428
Total liabilities and stockholder's equity	$	3,564,106

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Operations
For the Year Ended December 31, 2015

Revenues		
Underwriting fees	$	-
Interest income		27,430
Total revenues	$	27,430
Expenses		
Employees compensation and benefits		192,402
Communications and data processing		47,813
Taxes, other than income taxes, and insurance		16,573
Business promotion		8,616
Professional and service fees		115,393
Occupancy and maintenance		36,021
Other expenses		2,588
Total expenses		419,406
Loss before income taxes		(391,976)
Income tax benefit		(110,555)
Net loss	$	(281,421)

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

Common stock outstanding:		
Balance at beginning of year	$	1,000
Common stock issued		-
Balance at end of year		1,000
Additional paid-in capital:		
Balance at beginning of year		299,000
Capital contribution from parent company		-
Balance at end of year		299,000
Retained earnings:		
Balance at beginning of year		3,415,849
Net loss		(281,421)
Balance at end of year		3,134,428
Total stockholder's equity	$	3,434,428

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2015

Subordinated borrowings at beginning of year	$	-
Increase		
Issuance of subordinated borrowing		-
Decrease		
Payment of subordinated borrowings		-
Subordinated borrowings at December 31, 2015 (Note 3)	$	-

The accompanying notes are an integral part of these financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows used in operating activities		
Net loss	$	(281,421)
Adjustments to reconcile net loss to net cash flows used in operating activities		
Deferred income tax benefit		(107,404)
Increase in prepaid income taxes		(3,151)
Increase in other assets		(36,336)
Increase in accounts payable to parent company		26,300
Increase in accounts payable		11,152
Total adjustments		(109,439)
Net cash used in operating activities		(390,860)
Cash at beginning of year		3,589,654
Cash at end of year	$	3,198,794

The accompanying notes are an integral part of these financial statements.

1. Reporting Entity and Summary of Significant Accounting Policies

Reporting Entity
FirstBank Puerto Rico Securities, Corp. (the "Company") is organized under the laws of the Commonwealth of Puerto Rico ("Commonwealth") and is wholly-owned by FirstBank Puerto Rico, Inc. ("FirstBank"), a commercial bank chartered under the laws of the Commonwealth of Puerto Rico, which is, in turn, wholly-owned by First BanCorp.

The Company operates as a broker-dealer in the Commonwealth and is engaged in municipal securities underwriting and selling for local Puerto Rico municipal bond issuers ("Municipal Issuers") and other investment banking activities, such as advisory services, conducts capital raise efforts on behalf of clients and assist clients in financial transaction structuring. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Puerto Rico Financial Institutions Commissioner. The Company is subject to the supervision, examination and regulation of the Financial Industry Regulatory Authority ("FINRA"), and also is subject to the regulations of the Municipal Securities Rulemaking Board.

The accounting and reporting practices of the Company conform with generally accepted accounting principles in the United States of America ("GAAP") and the industry practices. The following is a description of most significant of these policies:

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Revenue Recognition
Structuring and underwriters fees are recorded as income when earned and the services are performed and completed. There were no fees recorded during 2015.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In estimating taxes, management assesses the relative merits and risk of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance, and recognizes tax benefits only when deemed probable.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company has not recognized a liability for unrecognized tax benefits.

Group of Related Entities

The following related entities, as defined by the Internal Revenue Code for a New Puerto Rico (the 2011 PR Code), are engaged in active trade or business within Puerto Rico:

- First Bank Puerto Rico
- First Federal Finance Corp. (DBA Money Express)
- First Bank Puerto Rico Securities, Corp.
- First BanCorp.
- First Bank Overseas Corp.
- First Management of Puerto Rico, Inc.
- FB Las Iguanas Holding, Corp.
- SM Galería Paseos SPV, LLC

2. Income Taxes

Under the 2011 PR Code, as amended, the Company is subject to graduate tax rates up to a maximum statutory rate of 39%.

Income tax benefit attributable to losses from continuing operations was 110,555 for the year ended December 31, 2015. The income tax benefit differed from the amounts computed by applying the maximum statutory rate of 39% to pretax income mainly due to the amount of taxable income being subject to a lower rate under the graduate tax rate regime.

The components of income tax benefit are summarized below:

		Income tax benefit
Current tax benefit	$	(3,151)
Deferred income tax benefit		(107,404)
	$	**(110,555)**

The temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2015 are as follows:

		2015
Net operating loss carryforwards	$	161,325
Total gross deferred tax asset		161,325
Less valuation allowance		-
Net deferred tax asset	$	161,325

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the relative impact of negative and positive evidence, including the Company's historical profitability and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. However, additional losses in the future may result in a different conclusion by management.

On May 28 and September 30, 2015, the Puerto Rico legislature approved Act 72-2015 and Act 159-2015, respectively, which enacted amendments to the Puerto Rico Internal Revenue Code. The amendments related to the income tax include changes to the alternative minimum tax computation, and changes to the use limitation on NOLs and capital losses for 2015 and future taxable years. The limitation on NOL deductions changed to 80% of taxable income, compared to a 90% limitation in prior years. The Company has net operating loss carryforwards of approximately $520,402 which are available to offset future taxable income for a period of 10 years expiring in 2023 and 2025.

3. Subordinated Borrowings

The Company had a revolving subordinated loan agreement with FirstBank that matured on March 5, 2015. Under the agreement, the Company could borrow up to $50,000,000. The interest rate on this loan was equivalent to FirstBank's cost of funds for 90-days funding. All borrowings under this agreement qualified as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding during December 31, 2015. This loan agreement is in the process of being renewed.

4. Related Party Transactions

The Company has an Expense Sharing & Management Agreement (the "Agreement") with First Bank under which First Bank provides office space, computer and other office equipment, and general managerial & administrative support and services. Under such Agreement, the Company pays a management fee and reimburses all direct expenses to FirstBank on a monthly basis. Cash deposited with parent company amounted to $7,856. Accounts payable to the parent company amounted to $48,554 as of December 31, 2015.

5. Benefit Plan

The Company's employees participate in the FirstBank 401(k) Retirement Plan for residents of Puerto Rico (Section 1081.01(a) and (d)), (the "Plan") established by its parent company. The Company provides contributory retirement plans pursuant to Section 1081.01(a) and (d) of Puerto Rico Internal Revenue Code of 2011. All employees are eligible to participate in the Plan after three months of services for purpose of making elective deferral contributions and one year of service for purpose of sharing in the Company matching, qualified matching and qualified nonelective contributions. Under the provision of the Plan, the Company contributes 25% of the first 4% of the participant's compensation contributed to the Plan on a pre-tax basis. Additional matching contributions equal to a discretionary percentage of the amount salary deferrals can be approved by the Company as determined by its Board of Directors. Participants are permitted to contribute up to $15,000.

6. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is in Puerto Rico.

Most of the cash balance outstanding as of December 31, 2015 is deposited with a local financial institution. These cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance at times generally is in excess of federally insured limits. At December 31, 2015, cash in banks exceeded the federally insured limits by $2,940,938.

7. Clearance Agreements

The Company has a clearing and custody agreement with Sterne, Agee & Leach, Inc. ("Sterne Agee"). Sterne Agee is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, Sterne Agee would clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis. There were no clearing transactions during 2015.

Under the terms of the clearance agreement with Sterne Agee, the clearing broker has the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition and operating results. The Company is unable to develop an estimate of the maximum exposure under this agreement. However, the probable exposure as of December 31, 2015 is considered immaterial. During 2015, the Company did not pay any amounts related to these guarantees.

8. Commitments and Contingent Liabilities

The Company had obligations under a lease agreement with the Company's parent, for office space. Total rent expense for the year ended December 31, 2015 was $8,643. The Company's lease agreement with FirstBank was amended during 2013 for a period of 3 years. The amended

agreement has the option to extend the terms of the lease for five (5) year renewal periods upon the same terms and conditions of the agreement. At December 31, 2015, the minimum annual rental commitments under operating leases are as follows:

Year ending December 31,		Minimum Payments
2016	$	8,931
2017	$	9,075
2018	$	9,075
	$	27,080

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 of the SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was .04 to 1. At December 31, 2015, the Company had net capital of $3,056,010, which was $2,956,010 in excess of its required net capital of $100,000.

10. Subsequent Events

The Company has performed an evaluation of events occurring subsequent to December 31, 2015 through February 29, 2016, which is the date the financial statements were available to be issued. Management has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Net Capital for Broker and Dealers
Pursuant to Rule 15c3-1
December 31, 2015

Schedule I

Computation of Net Capital			
Total stockholder's equity from statement of financial condition		$	3,434,428
Deduct stockholder's equity not allowable for net capital			
Total stockholder's equity qualified for net worth			3,434,428
Add:			
Subordinated borrowings allowable in computation of net worth			
Total capital and allowable subordinated borrowings			3,434,428
Deductions/charges:			
Not allowable assets:			
Cash deposited in parent company	7,856		
Prepaid expenses	5,213		
Other deductions/charges	345,099		358,168
Net capital before haircuts			3,076,260
Haircuts on Certificate of Deposits			(13,500)
Early W/D charge on CD			(6,750)
Total net capital		$	3,056,010
Aggregate indebtedness			
Items included in statement of financial condition:			
Other accounts payable and accrued expenses		$	129,678
Items not included in statement of financial condition:			
Market value of securities borrowed for which no equivalent value is paid or credited			-
Other unrecorded amounts			-
Total aggregate indebtedness		$	129,678
Computation of basic net capital requirement			
Minimum net capital required (based on aggregate indebtedness)		$	8,645
Minimum dollar requirement			100,000
Net capital requirement (greater of two amounts above)			100,000
Net capital			3,056,010
Excess net capital			2,956,010
Net capital less greater of 10% of aggregate idebtedness or 120% of minimum dollar requirement			2,936,010
Percentage of aggregate indebtedness to net capital			4.24%

(continued)

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1
December 31, 2015 **Schedule I**

Statement Pursuant to Paragraph (a)(4) of the Rule 17a-5 of the Securities and Exchange Commission

Note: There are no material differences between the preceding computation and the Company's corresponding amended part II of Form X-17A-5 as of December 31, 2015.

See Accompanying Report of Independent Registered Public Accounting Firm

FirstBank Puerto Rico Securities, Corp.
(a wholly-owned subsidiary of FirstBank Puerto Rico, Inc.)
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2015 — Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne Agee & Lench, Inc. (Sterne Agee), clearing broker, and promptly transmits all customer funds and securities to Sterne Agee. Sterne Agee carries all of the accounts of such customers and maintains and preserves such books and records.

See Accompanying Report of Independent Registered Public Accounting Firm

1 First Bank Securities

January 26, 2016

RE: First Bank Puerto Rico Securities Corp. (CRD 150135, SEC 8-68219) Exemption Report

To Whom It May Concern:

First Bank Puerto Rico Securities Corp. claims an exemption from the provisions of SEC Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule. The firm operates as a fully disclosed introducing broker/dealer through Sterne, Agee & Leach.

First Bank Puerto Rico Securities Corp. met the aforementioned exemption provisions through the most recent fiscal year ended December 31, 2015.

Sincerely,

Carrie Wisniewski

Carrie Wisniewski
Chief Compliance Officer, Financial & Operations Principal

1519 Ponce de León Ave.
San Juan, PR 00909-1732
P O Box 9146
San Juan, PR 00908-0146

Tel 787-729-8333
Fax 787-725-8339

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstBank Puerto Rico Securities, Corp.:

We have reviewed management's statements, included in the accompanying FirstBank Puerto Rico Securities, Corp. Exemption Report (the Exemption Report), in which (1) FirstBank Puerto Rico Securities, Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)*(2)(ii)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
February 29, 2016

License No. 21
Expires December 1, 2016


E196925
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PUBLICOS AUTORIZADOS
DE PUERTO RICO
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